
August 8, 2023

Sean Homuth
Chief Financial Officer
KWESST Micro Systems Inc.
155 Terence Matthews Crescent,
Unit #1
Ottawa, Ontario, K2M 2A8

      Re: KWESST Micro Systems Inc.
           Registration Statement on Form F-1
           Filed August 2, 2023
           File No. 333-273588

Dear Sean Homuth:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Nicholas Arruda